Exhibit 99.1

Sanofi and Innate Pharma Expand Collaboration for Natural Killer Cell Therapeutics in Oncology

  Sanofi gains exclusive license to Innate’s B7H3 ANKETTM program and options for two additional targets; Upon candidate selection, Sanofi will be responsible for all development, manufacturing and commercialization
  Innate to receive €25m upfront and up to €1.35bn in total milestones plus royalties from Sanofi

MARSEILLE, France--(BUSINESS WIRE)--December 19, 2022--Regulatory News:

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) and Sanofi (NASDAQ: SNY) announced today an expansion of their collaboration, with Sanofi licensing a natural killer (NK) cell engager program targeting B7H3 from Innate’s ANKETTM (Antibody-based NK Cell Engager Therapeutics) platform. Sanofi will also have the option to add up to two additional ANKETTM targets. Upon candidate selection, Sanofi will be responsible for all development, manufacturing and commercialization.

Innate and Sanofi signed a first NK cell engagers collaboration in 2016 for the generation and evaluation of up to two bispecific NK cell engagers, which are currently being evaluated by Sanofi’s R&D team, with one of these molecules already in clinical studies.

Valeria Fantin, Ph.D., Global Head of Oncology Research at Sanofi

“At Sanofi, we are exploring the potential of NK cells for cancer immunotherapy, a key pillar for our oncology strategy. Our relationship with Innate aligns with our commitment to work with promising French companies and supports our ambition to develop a diverse portfolio of next-generation NK cell engagers, highly synergistic with Sanofi’s allogeneic NK cell platform, engineered lymphokines that stimulate NK cells, and growing Immuno-oncology pipeline. As a leading global company with roots in France, we are proud to collaborate to support the French healthcare ecosystem.”

Yannis Morel, Ph.D., Executive Vice President, Product portfolio strategy & Business development at Innate Pharma

“Building on the success of our existing collaboration on hematologic targets, we are pleased to expand and strengthen our partnership with Sanofi on NK Cell Engagers with the addition of up to three new programs, including in solid tumors. Sanofi’s investment in Innate further validates the value of our ANKETTM platform and its potential to address multiple tumor types. By incorporating various tumor antigen binders, NK Cell Engagers are a versatile technology that may provide new options for patients and offer clinical benefit across multiple cancers, whilst also maintaining a good safety profile. This agreement also highlights Innate’s strategy to build a broad portfolio of ANKET programs addressing different types of cancer.”

Under the terms of the new license agreement, Innate will receive €25m upfront payment and up to €1.35bn total in preclinical, clinical, regulatory and commercial milestones plus royalties on potential net sales. Closing of the transaction is subject to HSR approval.

About ANKETTM

ANKETTM (Antibody-based NK cell Engager Therapeutics) is Innate's proprietary platform for developing next-generation, multi-specific natural killer (NK) cell engagers to treat certain types of cancer.

This versatile, fit-for-purpose technology is creating an entirely new class of molecules to induce synthetic immunity against cancer. It leverages the advantages of harnessing NK cell effector functions against cancer cells and also provides proliferation and activation signals targeted to NK cells.

Our latest innovation, the tetra-specific ANKET molecule, is the first NK cell engager technology to engage activating receptors (NKp46 and CD16), a tumor antigen and an interleukin-2 receptor (via an IL-2 variant, IL-2v) via a single molecule.

About 2016 Sanofi/Innate research collaboration and licensing agreement

In 2016, Sanofi and Innate entered into a research collaboration and licensing agreement for the generation and evaluation of up to two bispecific NK cell engagers, using technology from Innate Pharma and Sanofi’s proprietary bispecific antibody format as well as tumor targets.

A Phase 1/2 clinical trial by Sanofi is ongoing, evaluating IPH6101/SAR’579 (SAR443579), the first NKp46/CD16-based CD123-targeted ANKETTM NK cell engager, in patients with relapsed or refractory acute myeloid leukemia (R/R AML), B-cell acute lymphoblastic leukemia (B-ALL) or high-risk myelodysplastic syndrome (HR-MDS).

In the summer 2022, Sanofi had made the decision to progress IPH6401/SAR’514 (SAR445514) into investigational new drug (IND)-enabling studies. IPH6401/SAR’514 is a BCMA-targeting NK cell engager using Sanofi’s proprietary CROSSODILE® multi-functional platform, which comprises the Cross-Over-Dual-Variable-Domain (CODV) format. It induces a dual targeting of the NK activating receptors, NKp46 and CD16, for an optimized NK cell activation, based on Innate’s ANKETTM proprietary platform.

Under the terms of the original license agreement, Sanofi is responsible for the development, manufacturing and commercialization of products resulting from the research collaboration. Innate Pharma will be eligible to up to €400m in development and commercial milestone payments as well as royalties on net sales. To date, €13m milestone payments to Innate have been announced.

About Sanofi’s approach to NK therapies in oncology

At Sanofi, we are exploring the intrinsic abilities of Natural Killer cells to create new immunotherapies for patients with cancer. Natural Killer cell-based therapies are a key pillar within Sanofi’s Oncology strategy. By activating the innate power of NK cells, Sanofi is advancing a diverse and complementary range of NK-based therapeutics to transform immune biology. The breadth of our modalities and unique strength to innovate end-to-end maximizes the therapeutic possibilities for more people with cancer.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

About Innate Pharma

Innate Pharma S.A. is a global, clinical-stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate is a pioneer in the understanding of Natural Killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts, the Company’s continued ability to raise capital to fund its development and the overall impact of the COVID-19 outbreak on the global healthcare system as well as the Company’s business, financial condition and results of operations. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

Contacts

Innate Pharma
Media Relations
Arthur Rouillé | +33 1 44 71 00 15 | innate@newcap.eu

Investors Relations
Henry Wheeler | +33 (0)4 84 90 32 88 | henry.wheeler@innate-pharma.fr

Sanofi
Media Relations
Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com
Sally Bain | + 1 617 834 6026 | sally.bain@sanofi.com
Kate Conway | + 1 508 364 4931 | kate.conway@sanofi.com

Investor Relations
Eva Schaefer-Jansen | + 33 7 86 80 56 39 | eva.schaefer-jansen@sanofi.com
Arnaud Delépine | + 33 6 73 69 36 93 | arnaud.delepine@sanofi.com
Corentine Driancourt | + 33 6 40 56 92 21 | corentine.driancourt@sanofi.com
Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com
Priya Nanduri | +1 617 764 6418 | priya.nanduri@sanofi.com
Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com